22 November 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 105,000 Reed Elsevier PLC ordinary shares at a price of 881.985p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 97,753,684 ordinary shares in treasury, and has 1,169,050,826 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 40,268,770 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 60,500 Reed Elsevier NV ordinary shares at a price of €15.7375 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 59,914,993 ordinary shares in treasury, and has 673,804,690 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 23,301,906 shares.